                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         BUCKHEAD AMERICA CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.01
                        (Title of Class of Securities)

                                   11835A105
                                (CUSIP Number)

                         BAY HARBOUR MANAGEMENT, L.C.
                         TOWER INVESTMENT GROUP, INC.
                              STEVEN A. VAN DYKE
                 777 South Harbour Island Boulevard, Suite 270
                             Tampa, Florida 33602
                                (813) 272-1992

                             DOUGLAS P. TEITELBAUM
                               885 Third Avenue
                                  34th Floor
                           New York, New York 10022
                                (212) 371-2211

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                     February 27, 1998 - October 26, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

                       (Continued on the following pages)
                               (Page 1 of 9 Pages)

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 11835 A 105                                    PAGE 2 OF 9 PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                     Steven A. Van Dyke

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                              OO,PF

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States

------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER        -0-
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER      1,062,734
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER   -0-
    REPORTING
                   -----------------------------------------------------------
      PERSON        10    SHARED DISPOSITIVE POWER 1,062,734
       WITH
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,062,734
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         42.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                     IN,HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.11835 A 105                                     PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                            Douglas P. Teitelbaum
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           N/A
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                   OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION              United States
------------------------------------------------------------------------------
     NUMBER OF      7     SOLE VOTING POWER             -0-
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER           1,054,703
     OWNED BY
                   -----------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER        -0-
    REPORTING
                   -----------------------------------------------------------
      PERSON       10     SHARED DISPOSITIVE POWER      1,054,703
       WITH
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,054,703
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                 42.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                           IN,HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 11835 A 105                                    PAGE 4 OF 9 PAGES
------------------------                                 ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                    Tower Investment Group, Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-2924229
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                               OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER         1,054,703
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER       -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER    1,054,703
    REPORTING
                   -----------------------------------------------------------
      PERSON        10    SHARED DISPOSITIVE POWER  -0-
       WITH
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,054,703
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 42.1%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
                                                        HC

------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 11835 A 105                                    PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                    Bay Harbour Management, L.C.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-3418243
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                 OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION          Florida

------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER         1,054,703
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER       -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER    1,054,703
    REPORTING
                   -----------------------------------------------------------
      PERSON        10    SHARED DISPOSITIVE POWER  -0-
       WITH
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,054,703
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 42.1%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON       IA
------------------------------------------------------------------------------

-------------------------                               ----------------------
  CUSIP No. 11835 A 105              13D                  Page 6 of 9 Pages
-------------------------                               ----------------------


           This Amendment No. 1 amends and supplements the Statement on Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on December 30, 1997 (the "Schedule 13D"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, and Steven A. Van Dyke ("Van Dyke"), in his capacity as the sole stockholder and President of Tower. Since the filing of the Schedule 13D, Douglas P. Teitelbaum ("Teitelbaum") has become a stockholder of Tower (Bay Harbour, Tower, Van Dyke and Teitelbaum are collectively, the "Reporting Persons"). Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

           Bay Harbour is a Florida limited company and a registered investment advisor under the Investment Advisors Act of 1940, as amended. Tower, a Florida corporation, is the majority stockholder of Bay Harbour. Van Dyke, a resident of Florida, is president and a stockholder of Tower and Mr. Teitelbaum is a stockholder of Tower. The executive officers and directors of Bay Harbour and Tower are as follows:


  Name                     Address                         Occupation    Place of Employment
  ----                     -------                         ----------    -------------------
  Steven A. Van Dyke       777 South Harbour Island        investment    Bay Harbour
                           Boulevard, Suite 270            management    Management, L.C.
                           Tampa, Florida 33602

  Douglas P. Teitelbaum    885 Third Avenue, 34th Floor    investment    Bay Harbour
                           New York, New York  10022       management    Management, L.C.


           The principal business address of Bay Harbour, Tower and Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Teitelbaum's principal business address is 885 Third Avenue, 34th Floor, New York, New York 10022.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety to read as follows:

           On December 22, 1997, Buckhead issued to certain managed accounts of Bay Harbour its Five-Year Convertible Debentures (the "Debentures"), in the aggregate principal amount of $5,000,000. The Debentures are convertible into shares of Buckhead Common Stock at a conversion price of $9.00 per share (subject to certain adjustments as set forth in the Debentures). The source of the funds used by Bay Harbour to purchase the Debentures were investment accounts managed on a discretionary basis by Bay Harbour.

           From December 15, 1994 through October 26, 1998, Bay Harbour purchased in secondary trades on the open market for certain of its managed accounts, 453,531 shares of Buckhead Common Stock (the "Open Market Shares"), for an aggregate purchase price of $2,550,187.92. The source of the funds used by Bay Harbour to purchase the Open Market Shares were the investment accounts managed on a discretionary basis by Bay Harbour. During this same time period, Van Dyke purchased 8,031 shares of Buckhead Common Stock in secondary trades on the open market for an aggregate amount of $50,201.38 using his and his wife's personal funds.

-------------------------                               ----------------------
  CUSIP No. 11835 A 105              13D                  Page 7 of 9 Pages
-------------------------                               ----------------------

           On August 13, 1998, Bay Harbour, for certain of its managed accounts, purchased in secondary trade in a privately negotiated transaction with Host Funding Corporation, 53,647 shares of Buckhead Common Stock (the "Host Funding Shares"), for an aggregate purchase price of $319,199.65. The source of the funds used by Bay Harbour to purchase the Host Funding Shares were investment accounts managed on a discretionary basis by Bay Harbour.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

           As of November 5, 1998, (i) Van Dyke beneficially owns 1,062,734 shares of Buckhead Common Stock which, assuming the conversion of the Debentures, represent approximately 42.4% of Buckhead Common Stock outstanding,
(ii) Mr. Teitelbaum beneficially owns 1,054,073 shares of Buckhead Common Stock which, assuming the conversion of the Debentures, represent approximately 42.1% of Buckhead Common Stock outstanding, (iii) Tower beneficially owns 1,054,073 shares of Buckhead Common Stock which, assuming the conversion of the Debentures, represent approximately 42.1% of Buckhead Common Stock outstanding and (iv) Bay Harbour beneficially owns 1,054,073 shares of Buckhead Common Stock which, assuming the conversion of the Debentures, represent approximately 42.1% of Buckhead Common Stock outstanding based upon 1,951,427 shares of Buckhead Common Stock outstanding as of July 31, 1998 as set forth in a 10-QSB filed on August 14, 1998 with the SEC. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke is deemed to beneficially own all shares of Buckhead Common Stock that are beneficially owned by Tower and Bay Harbour and (B) Tower is deemed to beneficially own all shares of Buckhead Common Stock that are beneficially owned by Bay Harbour. In addition, Van Dyke, together with his wife, Ann Van Dyke, has the sole power to vote and direct the vote of 8,031 shares of Buckhead Common Stock held in a joint personal account.

           Except for the Open Market Shares, to the best knowledge and belief of the undersigned, no transactions involving Buckhead Common Stock have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

           Both the Debentures and 499,147 of the shares of Buckhead Common Stock reported in this Statement are beneficially owned by Mr. Van Dyke, Mr. Teitelbaum, Tower and Bay Harbour for the benefit of certain managed accounts over which Mr. Van Dyke, Mr. Teitelbaum, Tower and Bay Harbour control the power to (i) convert the Debentures into shares of Buckhead Common Stock, (ii) direct the voting of such shares of Buckhead Common Stock and (iii) dispose of such shares of Buckhead Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Bay Harbour 90-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Partners, Ltd., and John M. Templeton, through beneficial interests in Gentleness, Limited and Templeton Religion Trust, no such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Buckhead Common Stock reported in this Schedule 13D representing more than five percent of the outstanding Buckhead Common Stock.

-------------------------                               ----------------------
  CUSIP No. 11835 A 105              13D                  Page 8 of 9 Pages
-------------------------                               ----------------------

Item 7.  Material to be filed as Exhibits.

           EXHIBIT I    Joint Filing Agreement, dated November 10, 1998, by
           ---------    and among Bay Harbour, Tower and Van Dyke.(2)

           EXHIBIT II   Form of Amended and Restated Debenture.(1)
           ----------

           EXHIBIT III Stock Purchase Agreement, dated as of August 13, 1998, ----------- between Host Funding Corporation and Bay Harbour.(2)

           EXHIBIT IV   Investment Letter Agreement, dated August 13, 1998,
           ----------   from Bay Harbour to Host Funding Corporation and
                        Buckhead. (2)

           (1) Previously filed with this Schedule 13D on December 30, 1997.
           (2) Filed herewith.

-------------------------                               ----------------------
  CUSIP No. 11835 A 105              13D                  Page 9 of 9 Pages
-------------------------                               ----------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  November 10, 1998

                                       TOWER INVESTMENT GROUP, INC.


                                       By: /s/ Steven A. Van Dyke
                                           -------------------------------------
                                           Name:  Steven A. Van Dyke
                                           Title: President



                                       BAY HARBOUR MANAGEMENT, L.C.


                                       By: /s/ Steven A. Van Dyke
                                           -------------------------------------
                                            Name:  Steven A. Van Dyke
                                            Title: President


                                               /s/ Steven A. Van Dyke
                                       -----------------------------------------
                                                   STEVEN A. VAN DYKE


                                             /s/ Douglas P. Teitelbaum
                                       -----------------------------------------
                                                 DOUGLAS P. TEITELBAUM

                                      13D

                                 Exhibit Index
                                 -------------


EXHIBIT I       Joint Filing Agreement, dated November 10, 1998, by and among
---------       Bay Harbour, Tower and Van Dyke. (2)

EXHIBIT II      Form of Amended and Restated Debenture. (1)
----------

EXHIBIT III     Stock Purchase Agreement, dated as of August 13, 1998, between
-----------     Host Funding Corporation and Bay Harbour. (2)

EXHIBIT IV      Investment Letter Agreement, dated August 13, 1998, from Bay
----------      Harbour to Host Funding Corporation and Buckhead. (2)


(1) Previously filed with this Schedule 13D on December 30, 1997.
(2) Filed herewith.